Sequa Corporation
Corporate Headquarters
200 Park Avenue
New York, New York 10166
212 986-5500

NEWS RELEASE

For release: IMMEDIATE Contact: Linda Kyriakou - 212-986-5500

Sequa Records Sharply Lower Full Year 2001 Results; Posts a Fourth Quarter Loss First Quarter of 2002 Expected to be Negative, with Recovery Later in the Year

New York, March 15 - Sequa Corporation recorded a steep decline in operating income for 2001, the result of substantially lower results at two of its five segments, compounded by the effect of $22.4 million in restructuring charges and other related provisions and a fourth-quarter environmental charge of $13.3 million. A $36.0 million tax settlement recorded in the second quarter more than offset the effect of these factors, leading to net income of $8.0 million or 58 cents per basic and diluted share for 2001. In 2000, Sequa recorded net income of $24.0 million or $2.12 per basic and diluted share.

Sales were relatively unchanged at $1.8 billion for the year ended December 31, 2001, as the year-long downturn in economic conditions slowed sales across the company's operating base, and the fallout from September 11 exacerbated the impact of the recession. Operating income declined sharply in 2001, to $25.9 million from $103.2 million a year earlier, as the restrictive business conditions in individual markets served put pressure on margins, and as a result of the substantial restructuring charges and other related provisions. The cost reduction measures instituted in 2001 will contribute to improved future operating performance, once the lingering effects of recession and other external forces are past.

Outlook for 2002

Given the residual impact of the economic recession and the after effects from September 11, Sequa anticipates that the first quarter of 2002 will be unprofitable. Nonetheless, with indications of improving conditions in the airline industry and other key markets served, prospects are for a more gradual firming in the tone of Sequa's business as the year progresses. When combined with the restructuring and other cost containment actions taken in 2001, the opportunities presented by a recovering economy are expected to lead to a resumption of profitable performance in 2002.

Summary of 2001 Results by Segment

Aerospace: Chromalloy Gas Turbine - which serves the commercial market for jet engine component repair and manufacture, as well as the military market and the industrial gas turbine industry, recorded a small decrease in sales for the year, due to challenging business conditions and the absence of contributions from business units divested or transferred to joint ventures. On a pro forma basis to exclude these units, sales increased five percent in 2001. Operating income for the year advanced four percent to $70.8 million, before restructuring charges and other related provisions of $4.4 million to account for a six percent reduction in the workforce and the closing of a small facility. The elimination of income contribution from units transferred to joint ventures ($3.0 million in 2000), was offset by the absence of product development costs at a component manufacturing operation now treated as an equity investment.

Despite the pressures in the commercial airline marketplace throughout 2001, Chromalloy operations exhibited relative strength in the first three quarters of the year. After September 11, profits at Chromalloy repair units suffered from the sharp and abrupt decline in airline demand for component repair services. The impact of September 11 on Chromalloy's fourth quarter profits was largely offset by two principal factors: the resolution of several contractual matters and cost estimates that allowed for the reversal of $3.0 million of reserves; and the prompt imposition of cost reduction measures and spending curbs.

Propulsion: Atlantic Research - which operates through two business units, ARC Propulsion and ARC Automotive - recorded higher sales for the year. Sales of the propulsion unit were on a par with 2000, while the automotive unit posted higher sales, the result of consolidating an automotive airbag inflator business in Italy that was previously operated as a 50-percent owned joint venture. The downturn in North American automobile production lowered domestic sales of airbag inflators by nine percent in 2001 and added to pressure on margins. As a result of under- performance at ARC Automotive, the propulsion segment posted a loss for the year. Before environmental cleanup provisions of $10.2 million and asset impairment charges of $3.2 million, the segment's 2001 loss from operations amounted to $7.6 million. In 2000, the Propulsion segment recorded operating income of $10.0 million.

Metal Coating: Precoat Metals - which coats coils of steel and aluminum for industrial end users - posted a six percent sales increase, the result of improved penetration of the building products market and the addition of MMC, a metal coater acquired in midyear. Operating income was on a par with 2000, before restructuring charges and other related provisions of $5.7 million to cover an early retirement program and the closure of a plant in Chicago. Among the factors restraining profit growth for this unit were a substantial increase in natural gas costs, which offset the benefits of improved operating efficiencies.

Specialty Chemicals: Warwick International - a United Kingdom-based supplier of bleach-enhancing additives for detergents and other products - generated lower results for 2001, with the unfavorable impact of slightly reduced sales and higher raw materials costs heightened by currency factors, including the translation of reported results from British pounds to US dollars. Results for both 2001 and 2000 included restructuring provisions for early retirement programs. Warwick's network of chemical distribution operations encountered market weakness and currency-derived margin pressures that reduced performance, contributing to the decline in overall results.

Other Products: With all four businesses in the segment recording lower sales and posting operating losses, 2001 results for the Other Products segment were substantially reduced, even after excluding a total of $11.2 million in restructuring charges and other related provisions at the four units. MEGTEC Systems, the largest business in the segment, encountered a sharp decline in the graphic arts market that undercut results for the year. Sequa Can Machinery continued to confront depressed conditions in the metal container market that were only partially offset by improvement in newer specialty metal forming operations. Automotive supplier Casco Products experienced a drop in sales to the North American market, accompanied by persistent margin pressure, and men's apparel maker After Six was affected by a steep downturn in demand for formalwear.

Fourth Quarter 2001 Summary

Sales for the fourth quarter of 2001 declined seven percent to $429.7 million from $459.8 million in the same period of 2000, as only two of the company's five segments - metal coating and specialty chemicals - posted advances. As previously reported, fourth quarter results include restructuring and asset impairment provisions of $13.5 million, as well as environmental charges of $13.3 million. After these charges, and as a result of lower income at three segments and operating losses at the Propulsion and Other Products segments, the company incurred a net loss of $25.6 million or $2.51 per basic and diluted share. In the fourth quarter of 2000, Sequa had net income of $9.3 million or 85 cents per basic and diluted share.

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Note: This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, political, currency, and regulatory, competitive and technological factors. For additional information, see the comments included in Sequa's filings with the Securities and Exchange Commission.

3/15/02

Sequa Corporation and Subsidiaries
Report for the Fourth Quarter and Year Ended December 31,
(Amounts in thousands, except per share)

	Fourth Quarter		Full Year
	2001	2000	2001	2000

Sales	$ 429,674	$ 459,820	$ 1,755,775	$ 1,773,138

Costs and expenses	452,092	432,435	1,729,837	1,669,950

Operating income (loss)	(22,418)	27,385	25,938	103,188

Other income (expense)
Interest expense	(15,972)	(14,466)	(63,274)	(56,396)
Interest income	1,088	1,739	5,198	5,074
Other, net	4,403	(3,875)	(3,513)	(9,819)
	(10,481)	(16,602)	(61,589)	(61,141)

Income (loss) before income taxes	(32,899)	10,783	(35,651)	42,047

Tax benefit (provision)	7,300	(1,500)	7,700	(18,000)
Tax settlement	-	-	36,000	-

Net income (loss)	$ (25,599)	$ 9,283	$ 8,049	$ 24,047

Net income (loss) per basic and diluted share	$ (2.51)	$ 0.85	$ 0.58	$ 2.12

Results by Business Segment
(Amounts in thousands)
	Fourth Quarter		Full Year
	2001	2000	2001	2000
Sales
Aerospace	$ 175,272	$ 192,558	$ 752,329	$ 764,730
Propulsion	73,439	75,046	287,794	273,933
Metal Coating	65,033	52,454	240,979	226,628
Specialty Chemicals	37,102	35,394	143,684	145,044
Other Products	78,828	104,368	330,989	362,803
Total	$ 429,674	$ 459,820	$ 1,755,775	$ 1,773,138

Operating Income (Loss)
Aerospace	$ 19,199	$ 20,298	$ 66,431	$ 68,195
Propulsion	(17,696)	(651)	(21,031)	10,012
Metal Coating	1,181	2,881	13,727	19,220
Specialty Chemicals	4,016	7,122	13,887	16,780
Other Products	(18,611)	7,537	(19,670)	19,239
Corporate	(10,507)	(9,802)	(27,406)	(30,258)
Total	$ (22,418)	$ 27,385	$ 25,938	$ 103,188